Exhibit 12.1

Intcomex, Inc.

Ratio of Earnings to Fixed Charges

000’s

	Years ended December 31,			Three months ended March 31,
	2005	2004	2003	2006	2005
				(Unaudited)
Earnings
+ Pretax income from continuing operations	$14,818	$22,900	$21,257	$4,666	$4,805
+ Interest expense	13,776	3,267	465	3,675	1,996
+ Amortization of deferred financing costs	3,029	162	—	320	122
+ Distributed income of equity investees	—	—	—	—	—
+ % share of equity investees guarantees	—	—	—	—	—
- Interest capitalized	—	—	—	—	—
- Preferred security dividends	—	—	—	—	—
- Minority Interest income	—	—	—	—	—

Total earnings	$31,623	$26,329	$21,722	$8,661	$6,923

Fixed Charges
+ Interest expense	$13,776	$3,267	$465	$3,675	$1,996
+ Amortization of deferred financing costs	2,956	162	—	268	122
+ Accretion of debt discount	73	—	—	52	—
+ Estimate of interest in rental expense (included in Selling, General and Administrative)	247	107	119	89	53

Total fixed charges	$17,052	$3,536	$584	$4,084	$2,171

Ratio of earnings to fixed charges	1.9	7.4	37.2	2.1	3.2